Asia AI Group Inc

VIA EDGAR

July 07, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Re:	Asia AI Group Inc (the “Company”) Registration Statement on Form S-1 Filed July 01, 2026 File No. 333-297183

Dear SEC,

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

Sincerely,

/s/ Cheung Siu Chung

Cheung Siu Chung

Director and CEO